BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	1625 Eye Street, NW Washington, D.C. 20006-4001 TELEPHONE (202) 383-5300 FACSIMILE (202) 383-5414 www.omm.com	NEW YORK SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO

OUR FILE NUMBER

895,019-003

WRITER’S DIRECT DIAL

(202) 383-5418

March 3, 2009	WRITER’S E-MAIL ADDRESS
mdunn@omm.com

VIA FACSIMILE (703-813-6985)

Ms. Mary Beth Breslin

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3030

Re:	Vitesse Semiconductor Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 30, 2008
Form 10-K/A for the Fiscal Year Ended September 30, 2008
Filed January 28, 2009
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed September 30, 2008
Form 10-Q for the Quarter Ended December 31, 2008
Filed February 17, 2009
File No. 001-31614

Dear Ms. Breslin:

On behalf of Vitesse Semiconductor Corporation, we are writing to confirm that we are in receipt of the Division’s comment letter dated February 27, 2009, and to advise you that, due to the nature and extent of the review necessary to provide thorough and thoughtful responses, Vitesse will be unable to respond to the Division’s comment letter within ten business days.  Vitesse intends to respond to the comment letter as soon as practicable, but in no event later than March 27, 2009.

We appreciate your comments and request that you contact the undersigned at (202) 383-5418 or (202) 383-5414 (facsimile) if you have any questions or if we can be of any assistance.

Sincerely,

/s/ Martin P. Dunn
Martin P. Dunn
of O’Melveny & Myers LLP

cc:	Michael Green, Vitesse Semiconductor Corporation
Robert Plesnarski, O’Melveny & Myers LLP
David Lavan, O’Melveny & Myers LLP